September 9, 2010
VIA EDGAR
Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Walter Investment Management Corp. Form 10-K for fiscal year ended December 31, 2009 Filed March 2, 2010 Form 10-Q for the period ended March 31, 2010 Filed May 5, 2010 File No. 1-13417
Dear Ms. Barberich:
This letter is in response to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 26, 2010, relating to the Form 10-K of Walter Investment Management Corp. (the “Company”) for the fiscal year ended December 31, 2009, as filed with the Commission on March 2, 2010 (the “2009 10-K”), and the Form 10-Q for the period ended March 31, 2010, as filed with the Commission on May 5, 2010 (the “Q1 Form 10-Q”).
To facilitate the Staff’s review, the Company has reproduced in its entirety the comment from the Comment Letter and then addressed the comment by dividing the comment into its sequential parts and providing a response to each part.
Form 10-K for the fiscal year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Overview, page 50
Comment No. 1: We note your response to prior comment 1 from our letter dated June 23, 2010. You state that you do not have an obligation to cure loss triggers; however, you did not discuss your intentions regarding your securitizations trusts. Please show us the disclosure you will include in future filings that will discuss whether you intend to provide financial support to any of your securitizations trusts (i.e., by purchasing REO in order to cure loss triggers). For reference, please see FASB ASC 810-10-50-5A(c).
Response: In future filings, beginning with the Company’s Form 10-Q for the quarter ending September 30, 2010, the Note 7 disclosure regarding “Residential Loans of Securitization Trusts” will be revised to add the following proposed language to the end of the third paragraph.

3000 Bayport Drive, Suite 1100, Tampa, Florida 33607 813.421.7600 www.walterinvestment.com

The Company is not contractually required to provide any financial support to the securitization trusts. The Company may, from time to time at its sole discretion, purchase certain assets from the securitization trusts to cure delinquency or loss triggers for the sole purpose of releasing excess overcollateralization to the Company. The Company does not expect to provide financial support to the securitization trusts based on current performance trends.
Form 10-Q for the period ended March 31, 2010
Item 1. Financial Statements
Notes to Consolidated Financial Statements
5. Fair Value
Items Measured at Fair Value on a Non-Recurring Basis, page 11
Comment No. 2: We note your response to prior comment 6 from our letter dated June 23, 2010. It is still unclear whether you record all losses/gains related to REO subsequent to foreclosure within your provision for loan losses or elsewhere in your consolidated statements of income. Please clarify and quantify the amounts related to sales as well as fair value adjustments of REO recorded in 2009 and 2010. Also, if such losses/gains are included in the provision for loan losses, tell us your basis for this income statement presentation.
Response: At the date of transfer from residential loans to REO, the excess of the remaining loan balance over the property’s estimated fair value less costs to sell is charged off against the allowance for loan losses. All fair value adjustments subsequent to foreclosure, as well as the net gains and losses on sales of REO properties are recognized in “provision for loan losses” in the consolidated statement of income. Fair value adjustments subsequent to foreclosure and prior to sale were $1.8 million and $1.1 million of net losses for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. There were net gains on sale of REO properties of $1.9 million and $2.4 million for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, representing sales of 1,174 and 761 properties in each period. On a per unit basis, this represents an insignificant net gain of approximately $1,618 and $3,154 in each period.
The Company recognizes that generally accepted accounting principles requires presentation of the fair value adjustments and gain/loss on sales of REO properties within income from operations. The Company further recognizes that the Commission’s Division of Corporate Finance has stated that loss provisions on balance sheet items that do not affect net interest income should not be included in the provision for loan losses. However, the Company believed that presenting amounts related to REO properties within the provision for loan losses was more meaningful to our investors as the Company, unlike many in the industry, provides buyer financing with the sale of REO properties. Approximately 86% and 92% of the sales of REO properties for the year ended December 31, 2009 and six months ended June 30, 2010, respectively, were financed by the Company, resulting in most of the REO properties migrating back to the residential loan portfolio as new originations. (For sales of REO properties financed by the Company, losses are recognized immediately, gains are recognized or deferred in accordance with ASC 360-20-40, and interest income is imputed in accordance with ASC 835-30-25 where appropriate. Please refer to the Company’s significant accounting policy on Residential

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Loans and Revenue Recognition which may be found beginning on page F-10 of the 2009 10-K). Because the majority of REO property sales are financed by the Company, the current presentation provides the readers of the financial statements with a single figure representing losses experienced as a result of credit decisions related to the Company’s portfolio.
Although the Company has included REO related net gains and losses within the provision for loan losses line item previously, the Company has reconsidered this presentation and in future filings will present net REO fair value adjustments, as well as net gains/losses on the sale of REO as a separate line item within Non-Interest Expenses in the Consolidated Statements of Income. Similarly, the Company will present these same amounts on a separate line item within Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities in the Consolidated Statements of Cash Flows. Prior period comparative amounts will be reclassified to this new line item in future filings as well.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please do not hesitate to contact me by phone (813-421-7660), by fax (813-286-2154) or by e-mail (kperez@walterinvestment.com), if I can be of any further assistance.

Sincerely,
/s/ Kimberly Perez
Kimberly Perez
Vice President and Chief Financial Officer

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